Exhibit 6.1

SOFTWARE AND SERVICES AGREEMENT

This SOFTWARE AND SERVICES AGREEMENT (“Agreement”) is entered into as of July 10, 2025 (the “Effective Date”) by and between GRATUS CAPITAL, LLC., a Minnesota Limited Liability Company, with offices located at 718 N Washington Ave, Floor 4 Minneapolis, MN 55401, (the “Client”) and GREAT LAKES FUND SOLUTIONS, INC. an Illinois corporation, with offices located at 500 Park Avenue, Suite 114, Lake Villa, Illinois 60046 (the “Company”).

WHEREAS, the Client is a sponsor of alternative investment programs for retail and high net worth individuals;

WHEREAS, the Company is engaged in the business of providing administrative and related services and products for alternative investment fund sponsors, and managing broker/dealers;

WHEREAS, the Client desires to appoint Company to provide the Services (as defined below), and Company wishes to provide the Services in accordance with the terms and conditions set forth in this Agreement;

NOW THEREFORE, in consideration of the mutual covenants and promises set forth below, and other good and valuable consideration, the receipt of which is hereby acknowledged, the parties hereby agree as follows:

1.	SERVICES. The Client hereby appoints Company to perform certain recordkeeping, vendor integration, process management and online client information access services set forth on Exhibit A, attached hereto and incorporated herein (the “Services”). The Services will also include information technology, securities operations and process consulting; web development; database management; and software hosting services for the Client as more fully set forth in Exhibit A.

2.	TERM. This Agreement shall take effect on the Effective Date and shall remain in effect until July 10, 2028 (the “Initial Term”). Thereafter, this Agreement shall automatically renew for successive three (3) year terms (each a “Renewal Term”). The Initial Term and any Renewal Term(s) shall collectively be the “Term.”

3.	STANDARD OF PERFORMANCE. The Company shall use its commercially reasonable efforts and diligence in performing the Services and shall comply with all laws and regulations applicable to the Company.

The Company acknowledges that one or more Funds served under this agreement may be subject to Regulation A of the Securities Act and related public audit and disclosure requirements.

4.	PRIVACY AND SECURITY OF PERSONAL INFORMATION.

(A)	The Company, its employees and agents shall comply with all applicable state and federal laws and regulations, including those promulgated by FINRA, governing the privacy and security of Personal Information. “Personal Information” means personally identifiable investor information including, without limitation, a person’s name, address, phone number, fax number, e-mail address, social security number or other government-issued identifier, credit card information and IP addresses, in any media or format including computerized or electronic records as well as paper-based files, collected or used by the Company on the Client’s behalf from consumers, the Client’s employees, and other business-to-business customers (collectively, “Individuals” and each, an “Individual”) pursuant to the performance of the Services.

(B)	The Company agrees that with respect to Personal Information provided by the Client to the Company or collected by the Company on behalf of the Client pursuant to the performance of the Services:

(i)	The Company will collect, use, disclose or retain Personal Information solely for the purpose of performing the Services and as otherwise permitted pursuant to this Agreement;

(ii)	The Company will implement and maintain reasonable administrative, technical and physical safeguards to allow Individuals to access their Personal Information as dictated by “opt-out” or “opt-in” preferences where and when such rights are required by law, or at the direction of the Client;

(iii)	The Company will not disclose Personal Information to third parties, other than disclosures made on a need to know basis to the Company’s authorized employees, agents and subcontractors, unless: (1) the Company has received prior written authorization from the Client; or (2) such disclosure is required by law or governing regulations, in which case the Company shall immediately notify the Client in writing of any subpoena or other court or administrative order or proceeding or other request seeking access to or disclosure of Personal Information; provided, further, that the Company shall use its reasonable efforts to limit the nature and scope of the required disclosure and will only disclose the minimum amount of Personal Information reasonably necessary to comply with the law;

(iv)	The Company will provide to the Client, and as otherwise required by law, prompt written notice of all security incidents that involve, or which the Company reasonably believes involve, the unauthorized access, use or disclosure of Personal Information;

(v)	That the Company will ensure that its employees, agents and subcontractors recognize and abide by all reasonable privacy, confidentiality, information security and other policies established by the Client, provided, however, that the Client has supplied the Company with a written copy thereof; and

(vi)	That the Company shall comply with the terms set forth in its policy statements set forth on Exhibit B, attached hereto and incorporated herein.

5.	COMPENSATION.

In consideration for the Company’s performance of the Services, the Client shall pay the Company fees (the “Fees”) at the rates set forth in the fee schedule in Exhibit C, attached hereto and incorporated herein.

6.	BILLING AND PAYMENT.

(A)	Invoices.

(i)	The Company shall submit invoices to the Client for all Fees regarding fulfillment incurred in connection with the Services in a format reasonably acceptable to the Client. System provision Fees will be invoiced by any method mutually agreed to by the parties and such amounts will be paid monthly.

(ii)	The Company shall send each invoice to the Client, addressed to the address set forth in Section 12 or as otherwise directed in writing by the Client.

(B)	Taxes. The Client shall pay any applicable sales taxes on payments it makes to the Company pursuant to this Agreement. All other taxes, such as income tax, gross receipts tax, foreign withholding tax, etc., applicable to payments the Client makes to the Company pursuant to this Agreement shall be the sole responsibility of the Company.

(C)	Payment. The Client shall pay each of the Company’s invoices within fifteen (15) days after receipt. If any portion of an invoice is disputed, then the Client shall notify the Company in writing of the disputed amount specifying the reasons for such dispute and pay the undisputed amounts as set forth in the preceding sentence. The parties shall use good faith efforts to reconcile the disputed amount as soon as possible. In the event of any overpayment by the Client, the Company shall either promptly refund to the Client the amount of such overpayment or credit the amount of such overpayment on the next invoice, at the Client’s direction. Except as set forth herein, the Client shall pay the invoices when due and without abatement, deduction or set-off of any amount whatsoever. The Client understands that timely payment of the invoices is “of the essence” to this Agreement.

7.	RIGHT TO AUDIT. The Company and the Client shall each maintain accurate books and records with respect to all Services performed, the Fees charged, and any expenses incurred by the Company (which are authorized in advance by the Client). For two (2) years following the expiration or earlier termination of this Agreement, the Client and the Company shall each have the right, at their own respective expense, to audit such books and records during normal business hours for the purpose of verifying the performance of Services, the accuracy of the invoices submitted by the Company and the amounts paid or payable by the Client or the Company hereunder.

8.	CONFIDENTIALITY AND INJUNCTIVE RELIEF.

(A)	During the Term, each party hereto and their respective employees, agents and permitted subcontractors (collectively, the “Receiving Party”) may receive or have access to confidential materials and information of the other party, including their affiliates and/or business partners (collectively, the “Disclosing Party”). All such materials and information in written, electronic and oral form (including, without limitation, proposals, client lists, pricing and financial information, business plans and strategies, marketing plans and strategies, investor and employee information, customer and business partner information including Personal Information, technical, scientific and research and development information, and/or data relating to the approval, administration, use or experience of the Disclosing Party’s products (whether marketed or in development), intellectual property and company policies and procedures), are collectively referred to herein as “Confidential Information” and constitute the exclusive property of the Disclosing Party. The Receiving Party shall hold in confidence and shall not disclose to any third party (other than its employees, agents and permitted subcontractors hereunder) any Confidential Information of the Disclosing Party without the prior written consent of the Disclosing Party. Confidential Information of the Client shall be deemed to include any materials prepared by the Company in connection with the Services performed hereunder, any Personal Information provided to the Company by the Client or collected by the Company on behalf of the Client pursuant to the performance of the Services, and any Confidential Information of the Client’s affiliates and business partners. The Receiving Party shall use such Confidential Information only for the purpose for which it was disclosed, and shall disclose Confidential Information received by it under this Agreement only to those employees, agents and permitted subcontractors who have a need to know such Confidential Information in the course of performing their duties for the Receiving Party hereunder, and who are bound by written obligations of confidentiality and non-use at least as restrictive as the provisions in this Agreement. Notwithstanding the foregoing, the Receiving Party shall be liable to the Disclosing Party for any breach of this Section 8 by any of its employees, agents and permitted subcontractors, and agrees, at its sole expense, to use its commercially reasonable efforts to restrain its employees, agents and subcontractors from prohibited or unauthorized disclosure or use of the Confidential Information.

(B)	Section 8(A) shall not apply to Confidential Information which:

(i)	was independently developed by the Receiving Party or was in the possession of the Receiving Party as evidenced by written records pre-dating the disclosure under or in connection with this Agreement;

(ii)	was or becomes generally available to the public other than through the willful or negligent act or omission of the Receiving Party or any of its employees, agents or permitted subcontractors;

(iii)	was disclosed to the Receiving Party by a third party who had the legal right to make such disclosure, was not obligated by confidentiality and nonuse obligations and did not bind the Receiving Party to such obligations; or

(iv)	was required to be disclosed by the Receiving Party to comply with applicable laws or government regulations; provided, however, that the Receiving Party immediately notified the Disclosing Party in writing of such requested disclosure, gave the Disclosing Party the opportunity to prevent or limit the disclosure through appropriate legal means and used its best efforts to maintain the confidentiality of the Confidential Information being disclosed to the greatest extent possible.

(C)	Without limiting either party’s remedies in any way, the parties hereto each acknowledge and agree that any actual or threatened breach of the confidentiality and non-use obligations in this Agreement relating to the Confidential Information may cause irreparable harm for which remedies at law may not be adequate. Therefore, in the event of any breach or anticipatory breach of this Section 8, each party shall be entitled to seek specific performance and other injunctive and equitable relief without limiting any of its other available rights and remedies.

(D)	The confidentiality obligations set forth in this Section 8 shall survive the expiration or termination of this Agreement for a period of ten (10) years thereafter. With respect to Confidential Information that is Personal Information of the Client, the Company agrees that the confidentiality obligations of this Section 8 will survive indefinitely.

9.	INDEMNITY.

(A)	The Company shall indemnify, defend and hold the Client harmless from any liability, loss, third party claim, injury, damage or expense (including reasonable attorneys’ and accountants’ fees and costs) incurred by the Client, provided, however, that such matters have been shown to exist by a full and final adjudication of the matter by a federal or state court or regulatory body of competent jurisdiction, as a result of and to the extent of: (i) any grossly negligent or willful act or omission by the Company or its employees, agents or subcontractors in the performance of the Services; (ii) any material breach of this Agreement by the Company including, without limitation, any use by the Company of Personal Information other than as contemplated by this Agreement; or (iii) any copyright infringement, trademark infringement, title claim or misappropriation claim resulting from the Client’s possession or use of materials or deliverables provided by the Company hereunder for the manner in which they were intended for use, except to the extent such claim arises from and as a result of materials provided to the Company by the Client; (iv) inaccuracies, or false, deceptive, inadequate or misleading materials prepared by the Company; and (v) any administrative or regulatory actions, subpoenas, investigations or proceedings taken against the Company involving any of its products, including without limitation the costs and expenses of document production and response and attorney’s fees and costs in relation to any of the foregoing.

(B)	The Client shall indemnify, defend and hold the Company harmless from any liability, loss, third party claim, injury, damage or expense (including reasonable attorneys’ and accountants’ fees and costs) incurred by the Company, provided, however, that such matters have been shown to exist by a full and final adjudication of the matter by a federal or state court or regulatory body of competent jurisdiction, as a result of and to the extent of: (i) any grossly negligent or willful act or omission by the Client or its employees, agents or subcontractors; (ii) any material breach of this Agreement by the Client; (iii) any copyright infringement, trademark infringement, title claim or misappropriation claim resulting from the Client’s possession or use of materials or deliverables provided by the Company hereunder to the extent such claim arises from and as a result of materials provided to the Company by the Client; (iv) inaccuracies, or false, deceptive, inadequate or misleading materials prepared by the Client; and (v) any administrative or regulatory actions, subpoenas, investigations or proceedings taken against the Client involving any of its products, including without limitation the costs and expenses of document production and response and attorney’s fees and costs in relation to any of the foregoing.

(C)	In claiming any indemnification hereunder, the indemnified party will promptly provide the indemnifying party with written notice of any claim which the then indemnified party believes falls within the scope of this Section 9; provided, however, that the failure to promptly notify the indemnifying party hereunder will not affect the indemnified party’s right to indemnification hereunder if such delay did not materially prejudice the defense of such claim.

10.	TERMINATION.

(A)	Either party hereto may terminate this Agreement for convenience and without cause by providing written notice to the other party (i) during the initial term at least one hundred eighty (180) days prior to the intended termination date or (ii) after the Initial Term at least ninety (90) days prior to the intended termination date.

(B)	Any of the Client’s investment programs that de-converts from the Company’s platform prior to the Term will be charged 50% of the fund administration fees during the remaining Term using the latest month’s billed fund administration fee as the basis. If re-formatting of data is required for the new platform, the quoted hourly programming rates will apply.

(C)	Funds that conclude operations due to a planned wind-down, sale of assets, or final capital return shall not be subject to early termination fees, provided the Company is given at least 60 days’ written notice.

(D)	Either party hereto may terminate this Agreement immediately upon a breach or threatened breach of this Agreement by the other party and the failure of the breaching party to cure such breach within thirty (30) days of receipt of written notice of such breach from the non-breaching party. Additionally, a party may terminate this Agreement upon thirty (30) days prior written notice if (i) the other party assigns this Agreement to an affiliate and there are reasonable concerns regarding the ability of the affiliate to pay for the Company’s Services or perform such Services and (ii) after written request the other party fails to undertake to pay for the Services or perform the Services if the affiliate cannot do so.

(E)	Upon notice of de-conversion or halting automatic renewal from the Client, the Company shall use commercially reasonable efforts to wind down work on the Services prior to the agreed de-conversion date or the expiry of the Term.

11.	AGENT. The Company’s status hereunder shall be that of a transfer agent. As agent, the Company is hereby authorized to open and operate bank accounts as agent for various investment programs created by the Client to be used for processing investor subscription and distributions. The title of any account will include the language “Great Lakes Fund Solutions as agent”.

12.	NOTICES. Any notices or other communications required or permitted hereunder shall be made in writing and delivered by email, a nationally-recognized overnight express delivery company (postage pre-paid), certified mail (postage pre-paid with return receipt requested), addressed to the applicable party as follows or as otherwise directed in writing by such party in accordance with the terms of this Section:

To the Client:	To the Company:
Attn: Robert Barlau, Partner	Attn: Mark Lancaster, CEO
Gratus Capital, LLC	Great Lakes Fund Solutions, Inc.
718 N Washington Ave, Floor 4	500 Park Avenue, Suite 114
Minneapolis, MN 55401	Lake Villa, Illinois 60046
(612) 803 3862	(847) 265-5000
bob@gratusfunds.com	legal@glfsi.com

Unless otherwise specified herein, such notices or other communications shall be deemed received: (A) on the date delivered, if delivered by email transmission between the hours of 9 AM and 5 PM local time at the recipient’s location; provided, however, that the sender has also effected delivery that same day by one (1) of the additional means outlined herein; (B) on the next business day after sending in the U.S. with a nationally-recognized overnight express delivery company; or (C) on the third business day after mailing in the U.S., if sent by certified U.S. mail return receipt requested.

13.	FORCE MAJEURE. The Company shall not be responsible or liable for its failure or delay in performance of the Services and/or its obligations under this Agreement arising out of or caused, directly or indirectly, by circumstances beyond its reasonable control and which it is unable to prevent, including, without limitation: any interruption, loss or malfunction of any utility, any transportation service, the internet, the World Wide Web, or any other public technology infrastructure; inability to obtain transportation or a delay in mails; governmental or securities exchange action, statute, ordinance, rulings, regulations or direction; war, terrorism, strike, riot, emergency, civil disturbance, vandalism, explosions, freezes, floods, fires, tornadoes, hurricanes, acts of God or public enemy, revolutions, or insurrection.

14.	ERRORS AND OMISSIONS. The Client shall furnish to the Company all records and information for which the Client is the transmitting party pursuant to this Agreement. Such records and information shall be complete, legible, and accurate, and in such form as shall be mutually agreed upon by the Client and the Company from time to time. The Company shall promptly notify the Client of any errors or omissions in the records and information, if any, detected by the Company. The Client shall promptly notify the Company of any errors or omissions in such records and information, if any, detected by the Client.

15.	LIMITATIONS ON LIABILITY. Unless otherwise required by law, in no event will either party hereto or their respective affiliates or service providers be liable to the other party for special, indirect, punitive, incidental, exemplary or consequential damages including, without limitation, lost profits or loss of business, damage or destruction of data, profit or goodwill even if such party is advised in advance of the possibility of such damages or losses. Furthermore, the Company’s aggregate liability under this Agreement shall be limited to at an amount equal to the aggregate amount of annual Fees to which the Company is entitled hereunder during the calendar quarter in which such liability arises.

16.	NO WARRANTY. THE CLIENT EXPRESSLY UNDERSTANDS AND AGREES THAT: THE SERVICES ARE PROVIDED ON AN “AS IS” AND “AS AVAILABLE” BASIS, WITHOUT WARRANTIES OF ANY KIND. EXCEPT AS EXPRESSLY PROVIDED IN THIS AGREEMENT, TO THE FULLEST EXTENT PERMITTED UNDER APPLICABLE LAW, THE CLIENT AND ITS AFFILIATES DISCLAIM ALL WARRANTIES, EXPRESS, IMPLIED OR STATUTORY, INCLUDING, BUT NOT LIMITED TO, IMPLIED WARRANTIES OR MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, AND NON-INFRINGEMENT.

17.	ASSIGNMENT AND DELEGATION. Neither party may assign, voluntarily, by operation of law or otherwise, any rights or obligations under this Agreement without the other party’s prior written consent, which may not be unreasonably withheld, delayed or conditioned; provided, however, that the Company may, without such consent, assign this Agreement to any person or entity controlling, controlled by or controlled in conjunction with the Company or to any person or entity that acquires substantially all of the equity, assets or business of the Company. Any attempted assignment of this Agreement not permitted hereunder will be deemed void. For purposes of clarification, it is understood and agreed that any permitted assignment of this Agreement will not terminate this Agreement and all provisions set forth herein will survive such assignment.

18.	CONTROLLING LAW. The validity, interpretation and performance of this Agreement and any dispute connected herewith shall be governed by and construed in accordance with the laws of the State of Illinois, without regard to its conflict of laws principles.

19.	AMENDMENT; NO WAIVER. Any amendments or modifications to this Agreement shall be in writing and signed by authorized representatives of each party hereto. Either party’s failure to insist on compliance or enforcement of any provision of this Agreement shall not affect its validity or enforceability or constitute a waiver of future enforcement of that provision or of any other provision of this Agreement. Neither party hereto will be required to determine the authority of the individual signing this Agreement to make any commitment or undertaking on behalf of such entity or to determine any fact or circumstance bearing upon the existence of the authority of such individual

20.	SURVIVAL. The provisions of Sections 4, 7, 8, 9, 12, 14, 15, 16, 17, 18, 19 and 20 contained herein shall survive the expiration or other termination of this Agreement.

21.	COMPANY PROPERTY. Company Property is and shall remain the property of the Company or, when applicable, its affiliates or suppliers. Neither the Client nor any other person shall acquire any license or right to use, sell, disclose, or otherwise exploit or benefit in any manner from, any Company Property. The Client shall not (unless required by law) either before or after the termination of this Agreement, disclose to any person not authorized by the Company to receive the same, any information concerning the Company Property and shall use commercially reasonable efforts to prevent any such disclosure by the Client. For purposes of this Agreement, the term “Company Property” means all hardware, software, source code, data, report designs, spreadsheet formulas, information gathering or reporting techniques, know-how, technology and all other property commonly referred to as intellectual property used by Company in connection with its performance of the Services.

22.	PUBLICITY. Neither party hereto shall identify the other party as a prospective, current or former client in any press release, publicity, advertising, or other disclosure without prior written consent of the other party.

23.	ENTIRE AGREEMENT. This Agreement (including any Exhibits, Schedules or Addenda attached hereto) contains the entire agreement of the parties with respect to the subject matter hereof and supersedes any prior written or oral agreements or understandings. No representations were made or relied upon by either party hereto other than those that are expressly set forth in this Agreement. All Exhibits, Schedules and/or Addenda attached to this Agreement are incorporated and shall be treated as if set forth herein. Subject to the provisions of this Agreement relating to transferability, this Agreement will be binding upon and inure to the benefit of the parties hereto, and their respective successors and assigns.

24.	HEADINGS. The captions to the Sections hereof are not a part of this Agreement but are included merely for convenience of reference only and shall not affect its meaning or interpretation. All pronouns and all variations hereof shall be deemed to refer to the masculine, feminine, or neuter, singular, plural, as the context in which they are used may require. In the event any claim is made by any party hereto relating to any conflict, omission or ambiguity in this Agreement, no presumption or burden of proof or persuasion shall be implied by this Agreement was prepared by or at the request of a party or its counsel.

25.	COUNTERPARTS. This Agreement may be executed by facsimile or electronic (PDF) signature, and in two or more counterparts, each of which will be deemed an original but all of which together will constitute one and the same instrument.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the Effective Date.

GRATUS CAPITAL, LLC		GREAT LAKES FUND SOLUTIONS, INC.

By:	/s/ Robert Barlau	By:	/s/ Robert McLamore
Name:	Robert Barlau	Name:	Robert McLamore
Title:	Partner	Title:	President
Date:	7/15/2025	Date:	7/15/2025

EXHIBIT A

Great Lakes Fund Solutions

Summary of Services

Company=Great Lakes

Client=Gratus

DESCRIPTION	Responsible Party

A. Fund Setup
Customize the eSuperior web portal to match the look of the Client’s web site. Customize portal functionality.	Company
Establish fund(s) on eSuperior. Create investor confirmations and distribution/statement formats.	Company

B. Database & System Management
Host Administrative Website: Client access to all Investor, Broker Dealer, Advisor, RIA data and reporting	Company
Host portal access for investors, brokers, selling agents and other parties, as requested	Company
Investor/Broker Data: maintain accounts, addresses, emails, cost basis, distribution allocations and other key information	Company
Track and display fund history data	Company

C. New Sales
Subscriptions: Receive, scan and upload document to eSuperior, enter investor application and second review of data. Deposit payments to UMB bank via remote check scanner and reconcile payments received.	Company
Work with the Client, Advisor and/or Managing Broker Dealer to follow up on NIGO (not in good order) subscriptions. This includes emailing the Wholesaler and Advisor with the page(s) of the subscription document that need to be changed. Uploading the amended pages to eSuperior and moving the new sale from Hold to Pending.	Company/Client
Admittance of Investor: Post sale, generate and post acceptance letter to eSuperior and email to investor, advisor and custodian, as applicable. Send acceptance letter to investor via USPS (optional). Send portal invitation to investor/advisor.	Company
Order Management System (“OMS”): Create the DocuSign envelope for new programs.	Optional/Company
OMS: Invite Investors/Advisors to access the OMS functionality, including the ability to enter/upload the investor data required to generate a custom DocuSign envelope.	Optional/Client/Company
OMS: The Client/Company will have the option of: a) Using OMS workflow management and Docusign or b) Sending a subscription document to compliance@glfsi.com for review and upload into the Great Lakes Portal	Optional/Client/Company

Investor Confirmations: Generate and post acceptance letter to eSuperior. Email portal invitation to investor, advisor, broker dealer if applicable.	Company
Upfront Commissions: Calculate, review, and generate fund- wide, firm-specific and advisor-specific reports.	Company
Upfront Commission Payment: Generate and send wires	Company
AML Compliance: Monitor the U.S Treasury, Office of Foreign Asset Control (OFAC) website to maintain an updated list of Specially Designated Nationals (SDNs) who are prohibited from performing financial transactions with the Company. Scan investor database any time it or the OFAC list changes. Alert Company’s compliance officer any time a potential match is discovered.	Company

D. Existing Fund Limited Partners
Post add-on sales	Company
Transfers (inter-fund and intra-fund): Review or request a Transfer Request Form and the required supporting documents, upload documentation to eSuperior. Follow up with the investor/client/custodian on any package that is Not In Good Order. Post transfer to investor profile in eSuperior.	Company/Client
Investors Acknowledgement Letter of Redemption, Repurchase, or Liquidation: Review and upload documentation to eSuperior. Follow up with the investor/client/custodian on any package that is Not In Good Order. Post redemption to investor profile in eSuperior.	Company/Client
Investor Statement & Management Report: Enter financial information for the period, generate investor reports, incorporate management letter, create PDF, mail, and post to portal	Company
K-1 Processing: Provide data to Accounting Firm, post provided K-1’s to eSuperior portal and send to investor via USPS (optional).	Company
1099 Processing: Prepare, post to eSuperior portal and send to investor via USPS (optional).	Company
Annual Report: Receive from auditor and mail (with current statement and management report) or post PDF to Web portal	Company

E. DTCC/AIP Reporting/Valuation
Set up DTCC/AIP Sub-account	Company
Send Security General/Contact files to custodians that have approved the fund	Company
Monthly position files: Set up on a schedule that matches the requirements of each relevant custodian, transmit files of sales, transfers, redemptions on the required schedule. Verify that position files were sent out of eSuperior and the custodian successfully received it.	Company
Respond to confirmation requests from custodians via DTCC	Company
Distribution activity files – set up, transmit all activity (ROC, interests, dividends, redemptions). Verify that activity files were sent out of eSuperior and the custodian successfully received it.	Company

F. Call Center
Operate Call Center for Investor, Financial Advisor and Broker/Dealer Inquiries. Handle or re-route calls and/or emails as appropriate.	Company

G. Treasury Support
Provide monthly/quarterly distribution calculations for review and approval by Client	Company
Generate distribution ACH/wire transfer files and upload to UMB in the name of the Company, as agent for the Fund	Company
Review and verify payments for release from UMB	Company
Print and mail distribution checks	Company
Generate statements, post to portal, print and mail to investors	Company
Manage reissuance of payments	Company
Process Positive Pay Daily	Company
Reconcile the distribution account	Company
Send wire breakdown files to custodians	Company
Redemptions: Print and mail check or send ACH to investor	Company

H. Sales Literature Fulfillment and Due Diligence Site
Customize fulfillment page to initiate e-signature package with built-in workflow	Optional/Company
Receive and store paper marketing materials, print supplements and maintain materials inventory count	Optional/Company
Host Web page for broker orders which trigger the printing of a UPS packing slip at Company	Optional/Company
Assemble and ship printed sales kits according to orders	Optional/Company
Email sales kits according to orders	Optional/Company
Prepare and send Bi-Weekly fulfillment reports	Optional/Company
Fund Showroom – hosting, branding, population, and maintenance	Optional/Company
Advisor Marketing Site – hosting, branding, population, and maintenance	Optional/Company

EXHIBIT B

GREAT LAKES’ COMPANY POLICIES

POLICIES FOR DETECTION, NOTIFICATION & DISCLOSURE OF DATA BREACHES AND FOR DISPOSAL OF CONFIDENTIAL INFORMATION

Internet & E-Mail Usage

Because company Internet and e-mail systems are provided by the Company at its expense for business use, all messages sent by and received on those systems are Company documents. The Company reserves the right to access and to disclose the messages that you send or receive on the voice mail or e-mail systems. Employees should also be aware that deleted messages from the computer screen may not actually be deleted from the e-mail system. Employees who abuse this policy are subject to disciplinary procedures up to and including discharge.

Consistent with applicable federal and state law, the time you spend on the Internet may be tracked through activity logs for business purposes. All abnormal usage will be investigated thoroughly.

Employees learning of any misuse of the Internet shall notify a member of management. Violation of this policy may result in disciplinary action up to and including discharge.

Recording Devices In The Workspace

It is prohibited to use a device for recording visual images, sound and data in all areas of the office unless the President or COO approves the use. Violations of this policy may result in immediate discipline (including the possibility of termination), immediate removal of the recording device and/or the employee from the office, and retention of the recording device for inspection by the Company and/or legal authorities. The right to inspect includes personal cell phones used at any time in the office. Limited exceptions will apply where the employee in possession of the recording device has been provided advance written authorization to use the recording device by an authorized member of corporate management and the recording device is being used in an authorized manner to further corporate business.

Recording devices and device functionality that is prohibited from use at employee workstations under this policy includes but is not limited to thumb drives, data drives, personally-owned computers, cameras, camcorders, video devices, tape recorders, digital voice or image recorders, PDAs, MP3 and DVD devices, and other devices equipped with any device or technology that has the capability to record images, sounds, or data. Modest and necessary use of cell phones by employees at workstations is only acceptable if functions that record sound and images are never utilized at the workstation without prior written approval.

Protecting Corporate Information

Protecting the Company’s information and the Company’s customers’ information is the responsibility of every employee, and we all share a common interest in making sure it is not improperly or accidentally disclosed. Do not discuss the Company’s or our customers’ confidential business with anyone who does not work for us. You are required to sign a non-compete and a nondisclosure agreement as a condition of your employment, in accordance with state and federal law.

Conflict Of Interest/Code Of Ethics

A corporation’s reputation for integrity is its most valuable asset and is directly related to the conduct of its officers and other employees. Therefore, employees must never use their positions with the Company, or any of its customers, for private gain, to advance personal interests or to obtain favors or benefits for themselves, members of their families or any other individuals, corporations or business entities.

The Company adheres to the highest legal and ethical standards applicable in our business. The Company’s business is conducted in strict observance of both the letter and spirit of all applicable laws and the integrity of each employee is of utmost importance.

Employees of the Company shall conduct their personal affairs in such a fashion that their duties and responsibilities to the Company are not jeopardized and/or legal questions do not arise with respect to their association or work with the Company.

CONFIDENTIALITY

ALL CUSTOMER INFORMATION AND GREAT LAKES INFORMATION IS PROPRIETARY AND CONFIDENTIAL.

No information shall be taken from the premises without prior permission and may not be discussed with other customers or persons outside the Company’s staff.

The research and development areas are restricted areas. Visitors must be cleared. Customer and the Company’s information should not be left unattended in areas where non-staff may see it or taken off-premise.

All corporation employees, directors and officers that do any work for the Fund Administration Division, will be fingerprinted as a condition of employment.

Disclosure Agreement

All employees shall read and sign the Disclosure Agreement to Employment.

Privacy Policy for Investor Services

The following procedures and safeguards are designed to (a) ensure the security and confidentiality of all the Company’s Fund Administrator customers (“Fund Administrator”) and the Advised Funds’ (Fund) and the Funds’ investors’ (customer) records and information, (b) protect against anticipated threats or hazards to the security or integrity of customer records and information and (c) protect against unauthorized access to or use of customer records or information that could result in substantial harm or inconvenience to any customer. The term customer as used herein has the meaning provided in Privacy of Consumer Financial Information as adopted by the FTC, CFTC and SEC, to wit: a customer is an individual who has obtained a financial product or service from a financial institution for personal, family, or household reasons.

The Company collects personal information from Fund Administrator’s customers for fund-related purposes, such as processing investor transactions and providing other investor services. The personal information includes (i) information on subscription agreements and other forms completed by investors (which include a customer’s name, address and social security number or other tax identification number), (ii) information from discussions and written correspondence with customers, and (iii) information about customers’ transactions (such as a customer’s investment interest in an advised fund or account.

Confidentiality of Customer Information and Records

The policy of the Company is that all customer information and records are to be kept strictly confidential, and under no circumstances is any of such information or records to be revealed to or shared with any other person who is not authorized to have access to and use of such information and records, regardless of whether such person is another employee of the Company, an employee of an affiliate of a corporation entity, or a third person, in each case unless the customer specifically consents to or directs the disclosure.

Persons who are authorized to have access to and use of such information will be limited to those to whom such access has been granted by the applicable Fund or the Company entity. Such authorized individuals will only be granted such access if there is a legitimate business reason for them to have access to and use of the information. These individuals include, but are not necessarily limited to, employees of the Company involved in providing services to a Fund’s customers; employees of Fund Administrators charged with keeping records relating to customers, accounting personnel, technical personnel charged with providing information services to a Fund; and, third parties engaged by a Fund or Fund Administrator to act in one or more of the foregoing capacities, such as a Fund’s custodian, broker-dealers that sell interest in a Fund or provide ongoing services to customers and a Fund’s independent accountants.

Training of Employees

Each employee who will have access to customer records and information will be trained immediately upon hiring and regularly reminded that the Company’s policy is that all customer records and information, including without limitation the name, address, phone number, e-mail address, and all information about the customer’s account, is to be held in strict confidence and is not to be revealed to or discussed with any person who is not formally authorized hereunder to have access to such information, in the absence of a specific customer consent to or direction of a disclosure.

Access to Electronic Records

Customer records and information will be kept on computer systems only under conditions such that access to such information and records is limited to those employees of the Company who have been specifically authorized to have such access. Such persons shall be identified when logging onto the system using a password known only to such person (and the system administrator). The computer system will automatically require periodic changes in such passwords. User logs of all activity are automatically archived and periodically reviewed.

Records and information regarding the Company customers shall be kept only on a specifically designated portion of the network utilized by the Company, and such network shall always be maintained so that all users of the system other than those specifically authorized as above shall not have the ability to access the portion of the network on which information and records of the Company’s customers are maintained.

Electronic scanning software continually run tests to find evidence of intrusion attempts and notifies Information Technology and Security personnel.

Paper Records

Current information with respect to each customer and all related records and information shall be kept within specifically designated areas occupied by persons authorized to have access to such information and records, and in no other place. Information and records relating to the Company’s customers may only be released to the individuals specifically authorized by the Company to have access to and use of such records.

All printed materials and hand written notes that are not public information must be shredded.

Physical Access to Corporation Premises

Physical access to corporation premises or any building in which Fund records are kept shall be limited to employees of the Company and to visitors who have a legitimate reason for being at such premises.

As a safeguard against unauthorized access to the Company’s premises, all entrances to the premises in which the Company conducts business, or any building in which the Company or Fund records are kept, shall at all times be either staffed by a receptionist or security personnel or equipped with a device which limits access to employees.

Workplace Searches

To protect the property and to ensure the safety of all employees, customers and the Company, the Company reserves the right to conduct personal searches consistent with state law, and to inspect any packages, parcels, purses, handbags, brief cases, lunch boxes or any other possessions or articles carried to and from the Company’s property. In addition, the Company reserves the right to search any employee’s office, desk, files, locker, equipment or any other area or article on our premises. In this regard, it should be noted that all offices, desks, files, lockers, equipment, etc. are the property of the Company, and are issued for the use of employees only during their employment. Inspection may be conducted at any time at the discretion of the Company.

Persons entering the premises who refuse to cooperate in an inspection conducted pursuant to this policy may not be permitted to enter the premises. Employees working on or entering or leaving the premises who refuse to cooperate in an inspection, as well as employees who after the inspection are believed to be in possession of stolen property or illegal substances, will be subject to disciplinary action, up to and including discharge, if upon investigation they are found to be in violation of the Company’s security procedures or any other corporation rules and regulations.

EXHIBIT C

FEE SCHEDULE

Fees: Upfront Fee:

eSuperior: Branded site in the name of the Client. Database setup on AWS, investor statement, correspondence, and web portal customization.	$8,000 at the signing of the Administrative Services Agreement. One-time Fee Only. This fee is not applicable to subsequent programs under the Sponsor’s branded site.
OMS: Sub-doc mapping, set up and DocuSign envelope creation per fund. (Optional)	$2,000 subject to Subscription document complexity.

1)	Fund Administration Fee: (Legacy Fund only)

Legacy “Gratus Capital Properties Fund I (GCPFI)”)-$25 per month. Any distributions or whole scale redemptions will be billed $500 ad-hoc per distribution/redemption.

2)	Fund Administration Fee: (A discount of $500 per month will be applied on the Gratus Capital Properties Fund III (GCPIII) fund only as long as the AUM is above 16MM for funds already raised). Future funds will not have the discount.

3)	Gratus Black I (and future funds), per the schedule below.

The monthly administration fee is calculated separately for each program as and is the larger of:

a)	Monthly Minimum Fee

b)	Basis Point Fee

a)	Monthly Minimum Fee:

# of Investors	1 to 24	25 to 200	201+
Monthly Minimum (No distributions)	$500	$750	$1,000
Monthly Minimum (Quarterly distributions)	$750	$1,000	$2,000
Monthly Minimum (Monthly distributions)	$900	$1,250	$2,250

OR

b)	Basis Point Fee:

The Basis Point Fee is applied to each Fund’s investor equity value and charged monthly (1/12 of the per annum figure).

Note: With respect to the basis point calculation below, only those assets in excess of a lower tier qualify for the basis point reduction in the higher tier.

Asset Tier	Basis Point Fee
Up to $50MM	16 basis points per annum
$50MM upward	12 basis points per annum

Volume-Based Fees:

Other Services Priced Separately		Fee
Subscriptions, Redemptions and Repurchases processed by the Company		$15.00 each
Transfers		$100.00 each
Call Center: Per incoming and outgoing phone call or outgoing email response relating to investors or advisors.		$7.50 each
Printing Per Page (Single-Sided / Double-Sided):		(Optional)
-	Black & White	$0.25 / $0.35
-	Color	$0.80 / $0.95
Envelope stuffing		Automated – Waived Manual – $1.00

Sales Literature Fulfillment (optional):

-	Sales Material Receiving and Climate-Controlled Storage	Waived
-	Sales Kit Assembly	Waived
-	Sales Kit Order	$8.00
-	Each Sales Kit in an Order – e-kit or hard copy	$3.00
-	Compliance log of all kit’s recipients	Waived

Marketing Support (optional):

Fund Showroom – Hosted, role based due diligence data room with custom color scheme and secure access to the relevant materials.	$250 per month (per active program)
Advisor Resource Page – Sales tool only available in the eSuperior advisor realm	$250 per month (per active program)

Pre-Approved Project and Development Rates:

Pre-Approved Project Work:	Hourly Rate
Management and IT Staff: System customization and other projects priced hourly	$275 per hour
Operations projects (e.g. capital calls, proxy solicitation)	$175 per hour

Out of Pocket Expenses

Ï	Communication charges, such as DST FanMail or DTCC AIP connectivity and messaging at cost

Ï	Postage and/or courier charges

Ï	VerifyInvestor charges at cost

Ï	DocuSign Envelopes at cost

Ï	Envelopes at cost, unless supplied by the Client

Ï	Pass-through bank charges for subscription and/or distribution accounts will be detailed in the monthly bank analysis available online and consolidated at cost as a line in your monthly invoice from the Company.

Ï	Amazon Web Services hosting charges (starting at $120 per month and growing with the number of investors and documents)

Schedule A

Funds to Be Serviced

●	Gratus Capital Properties Fund I

●	Gratus Capital Properties Fund III (Reg A)

●	Gratus Black I

●	Any future funds, if applicable

Sch. A-1

Agent Authorization for Depositary Services

This Agent Authorization for Depositary Services (this “Authorization”) is entered into as of July 10, 2025 by, between and among Great Lakes Fund Solutions, Inc., a corporation organized and existing under the laws of the State of Illinois, as the Company’s agent for purposes of this Authorization (the “Agent”), Gratus Capital, LLC, a Limited Liability Company organized and existing under the laws of the State of Minnesota (the “Company”), and UMB BANK, N. A., a national banking association, as the depositary bank (the “Bank”).

Background. Company and Agent have entered into a Software and Services Agreement dated as of July 10, 2025 (as it may be amended, the “Services Agreement”), pursuant to which Agent performs certain services for Company. The Services Agreement authorizes the Agent to act as Transfer Agent and financial services agent for the Company for purposes of opening and operating accounts for the benefit of the Company to facilitate the Company’s investor subscription, distribution, redemption and other payment needs.

The Bank is not a party to the Services Agreement and has not reviewed the Services Agreement.

In order to permit the Agent to operate one or more bank accounts (each, an “Account”) at the Bank to facilitate the payment needs of the Company, the Bank requires that the Company and the Agent enter into this Authorization for the purpose of confirming the authority of the Agent to act as agent on behalf of the Company, whether or not this Authorization is consistent with any conditions or limitations on the authority of the Agent as set forth in the Services Agreement.

Accordingly, it is the intent of this Authorization that, as among the Company, the Agent and the Bank, this Authorization gives the Agent plenary authority to act as an agent on behalf of Company in connection with any Account(s) opened by Agent for Company that are titled in the manner set forth in this Authorization, and to receive Treasury Management Services with respect to such Account(s), notwithstanding any limitations, conditions or requirements that may be set forth in the Services Agreement. However, as between Company and Agent only, this Authorization is not intended as an amendment to the Services Agreement.

Agreement. In consideration of the mutual covenants herein as well as other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1.	As used in this Authorization, capitalized terms have the meaning set forth in the Background section above.

2.	Company and Agent represent and warrant that all information in the Background paragraph above is accurate.

3.	Company hereby confirms the authority of Agent to open and operate one or more Accounts in Agent’s name, for the benefit of Company, using Agent’s Tax ID number. It is intended that Agent operate such Account(s) for the benefit of Company and consistent with any limitations, conditions, or requirements of the Services Agreement. Notwithstanding the foregoing, the Bank shall have no duty to investigate whether or not the Agent is conducting its activities in connection with the Account in accordance with the Services Agreement but shall assume that all such activities of Agent are consistent with all of Agent’s obligations under the Services Agreement. For the avoidance of doubt, (i) Agent owns the Account, (ii) nothing contained in this Authorization shall be construed so as to deem Company a customer of the Bank, and (iii) except as specifically set forth in this Authorization, Bank has no obligation to the Company with respect to the Account.

4.	This Authorization is intended to grant full authority for Agent to receive depository and payment and Treasury Management Services from Bank with respect to the Account, subject only to such agreements as may be in place between Bank and Agent with respect to such Account(s) and Treasury Management Services. Consistent with the foregoing, notwithstanding any provision that may be contained in the Services Agreement to the contrary, the Company hereby authorizes and instructs the Bank to:

a.	Permit any withdrawal, remittance, and/or transfer of funds (by check, draft, wire transfer, or other method of withdrawal permitted by the Bank’s Deposit Account Agreement or the Treasury Management Services Master Agreement as published by the Bank from time to time, and as supplemented by any Treasury Management Services description or agreement between the Bank and the Agent (collectively, the “Bank Agreements”) by the Agent as the Company’s agent, and all such actions taken or omitted by Agent shall be deemed to be Company’s actions or omissions.

b.	Deliver to the Agent deposit Account statement information with respect to the Account(s) promptly upon request of the Agent, and to also deliver such Account statements and other information to the Company at the direction of the Agent or upon written request of Company, to the extent practicable and in accordance with the Bank’s standard procedures and subject to the payment of applicable Bank fees and costs.

c.	Use the name of Company, and that of any officer of Company, on checks drawn on the Account(s), and any signature of Company or that of an officer of Company, including a facsimile signature, supplied to Bank by Agent as that of Company shall be deemed to be an authorized signature on any such check drawn on an Account.

5.	As between the Company and the Agent only, this Authorization is not, and is not intended to function as, a transfer of ownership or beneficial interest of funds belonging to Company to the Agent, and is not intended as an amendment to the terms of the Services Agreement

6.	Each of the Company and the Agent represents and warrants that it obtains a business benefit by this Authorization. Included in this Authorization are the Company’s further instructions to the Bank under the Bank’s Deposit Account Agreement to effect this Authorization and to accommodate and facilitate any of the Bank’s Treasury Management Services that the Agent shall utilize in connection with the Account(s).

7.	The Agent will instruct the Bank on any Account and in connection with any Treasury Management Service solely by and through the individual(s) identified from time to time as the Agent’s Authorized Persons.

8.	The Company indemnifies and holds the Bank harmless from and against all liabilities, claims, costs, expenses and damages (including, but not limited to, the Bank’s out-of-pocket and allocable internal attorneys’ fees and expenses) incurred by the Bank as of a result of the Bank (a) accepting or acting under this Authorization, and (b) honoring and following any instruction that the Bank shall receive from (or shall believe in good faith to be from) the Agent in connection with the Account(s) in accordance with this Authorization.

9.	The Agent indemnifies the Bank and holds it harmless against all liabilities, claims, costs, expenses and damages (including, but not limited to, the Bank’s out-of-pocket and allocable internal attorneys’ fees and expenses) incurred by the Bank as a result of its honoring and following any instruction it shall receive from (or shall believe in good faith to be from) the Agent and contemplated by this Authorization.

10.	Neither the Agent nor the Company will be responsible for any loss, damage or expense that shall have been caused by the Bank’s gross negligence or willful misconduct in its performance of its obligations under this Authorization.

11.	All communications by any party hereto to another as required or provided by this Authorization must be in writing, directed to the respective party’s designated office or officer (“Designated Office[r]”), and delivered to each recipient party at its address for communications specified below either by personal delivery to the Designated Officer, by U.S. Mail, receipted delivery service or by overnight courier service to the recipient party at its address for communications specified below. Facsimile and electronic mail transmission are not acceptable as methods of providing notice under this Authorization.

12.	The Bank is hereby authorized to act and rely upon the representations and agreements of the Company and the Agent made in this Authorization until the Bank shall have received a written notice of termination of this Authorization issued to the Bank and executed by the duly authorized person of the Company or an Authorized Person of the Agent, together with a fully executed copy of this Authorization attached thereto. The Bank may terminate this Authorization at any time upon the Bank’s written notice of termination delivered to each of the Company and the Agent. Termination of this Authorization shall not constitute termination of the Deposit Agreement or the closing of an Account.

13.	No party hereto may assign or transfer any of its rights or obligations under this Authorization without the prior written consent of each of the other parties, except that the Bank may transfer its rights and obligations under this Authorization to any direct or indirect depositary subsidiary of UMB Financial Corporation or, in the event of a merger or acquisition of the Bank, to the Bank’s successor depositary institution, without any consent of the Company or the Agent. The Company’s and the Agent’s rights and obligations under this Authorization shall not be discharged, diminished or otherwise affected by any merger, acquisition or other transaction that results in any change in the direct or indirect ownership of the Company or of the Agent.

14.	This Authorization shall be governed by the laws of the State of Missouri (without regard to its conflicts of laws principles). This Authorization may be executed in any number of counterparts, each of which shall be an original and all of which together shall constitute one and the same Authorization. Delivery of an executed signature page counterpart to this Authorization via telecopier or “PDF” facsimile attachment to an electronic mail transmission shall be effective as if it were a manually delivered, original, executed counterpart hereof. This Authorization can be modified or amended only by written agreement of all parties hereto evidencing same.

15.	TO THE EXTENT PERMITTED BY APPLICABLE LAW, EACH PARTY TO THIS AUTHORIZATION IRREVOCABLY WAIVES ITS RIGHT TO TRIAL BY JURY IN ANY ACTION OR PROCEEDING (INCLUDING ANY COUNTERCLAIM) OF ANY TYPE IN CONNECTION WITH THE PROVISIONS OF THIS AUTHORIZATION IN WHICH ANOTHER PARTY HERETO SHALL BE A PARTY, AND AS TO ALL MATTERS DIRECTLY OR INDIRECTLY RELATING TO THIS AUTHORIZATION.

[Signature Page Follows]

IN WITNESS WHEREOF, each of the parties by its respective duly authorized officer has executed and delivered this Agent Authorization for Depositary Services as of the day and year first written above.

BANK: UMB BANK, N. A.

By
Name:	Erin Fisher
Title:	VP, Client Relations Manager

Address for Communications:	UMB Bank, N. A. 928 Grand Blvd. Kansas City, MO 64106 Attn: Ms. Erin Fisher, VP

COMPANY: Gratus Capital, LLC

By	/s/ Robert Barlau
Name:	Robert Barlau
Title:	Partner

Address for Communications:	Gratus Capital, LLC 718 N Washington Ave, Floor 4 Minneapolis, MN 55401 Attn: Robert Barlau

AGENT: Great Lakes Fund Solutions, Inc.

By	/s/ Rob McLamore
Name:	Rob McLamore
Title:	President

Address for Communications:	500 Park Avenue Suite 114 Lake Villa, IL 60046 Attn: Mr. Rob McLamore, President